Exhibit 99.1

PRESS RELEASE

Hydrogenics Obtains Interim Order for Plan of Arrangement

Mississauga, Ontario — June 25, 2009. Hydrogenics Corporation (Toronto: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Ontario Superior Court of Justice (the “Court”) has issued an interim order authorizing, among other things, the holding of a special meeting of the holders of common shares of Hydrogenics, at which such holders will be asked to approve the proposed arrangement (the “Arrangement”) in connection with the non-dilutive financing transaction to be implemented pursuant to a support agreement among Hydrogenics, the trustees of Algonquin Power Income Fund (“Algonquin Power”) and a newly created subsidiary of Hydrogenics (“New Hydrogenics”), which was announced on June 12, 2009.

Hydrogenics will hold a special meeting of shareholders at 10:00 a.m. (Toronto time), on July 27, 2009 at Hydrogenics’ head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada. The record date for determining the holders of common shares of Hydrogenics entitled to receive notice of and to vote at the special meeting is June 23, 2009. At the special meeting, Hydrogenics shareholders will be asked to approve the Arrangement.  For the Arrangement to be approved by the Hydrogenics shareholders, the resolution must be passed by at least 66 2/3% of the votes cast by shareholders, represented in person or by proxy, at the special meeting.

Pursuant to the Arrangement, Hydrogenics will transfer its business and operations, including substantially all of its assets and liabilities, excluding Hydrogenics’ tax attributes, to New Hydrogenics.  New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Upon completion of the Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

The transaction also involves exchange offers pursuant to which unitholders and debentureholders of Algonquin Power will be offered to exchange their securities of Algonquin Power for new securities of Algonquin Power Inc., which will result in securityholders of Algonquin Power who accept the offers becoming securityholders of Algonquin Power Inc. and Algonquin Power becoming a subsidiary entity of Algonquin Power Inc.

The Arrangement is subject to final approval of the Court. Assuming that shareholders approve the Arrangement, Hydrogenics is expected to apply to the Court on July 29, 2009 (or as soon as possible thereafter) for a final order in respect of the Arrangement.

Hydrogenics’ proxy circular, as well as the related proxy form, are expected to be mailed to Hydrogenics shareholders on or about June 29, 2009.

The transaction is also subject to various other conditions, including the receipt of regulatory approvals, which include the approval of The Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by unitholders of Algonquin Power with respect to amendments to Algonquin Power’s declaration of trust in connection with the transaction, and unitholders tendering the requisite number of units to the offer. Assuming that all other conditions precedent to the transaction are satisfied or waived, the transaction is expected to close in early September, 2009.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about its achievements, future results, goals, levels of activity, performance, and other future events. Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on the  management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:
Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com